SECURITIES AND EXCHANGE COMMISSION

03014725

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-26656

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2003 WASH, D.C. 181

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bidwell & Company Brooks Campbell & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 SW Sixth Avenue
(No. and Street)

Portland (City) Oregon (State) 97204 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julie Bussing 503/790-9000 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1300 SW Fifth Avenue, Suite 3100 (Address) Portland, (City) Oregon (State) 97201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/13

OATH OR AFFIRMATION

I, Julie A. Bussing, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bidwell & Company, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice President
Title

Notary Public

OFFICIAL SEAL
GERRIE E GARDNER
NOTARY PUBLIC-OREGON
COMMISSION NO. 346061
MY COMMISSION EXPIRES JUNE 13, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

Bidwell & Company

Statement of Financial Condition
December 31, 2002

Bidwell & Company
Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1300 SW Fifth Avenue
Suite 3100
Portland OR 97201
Telephone (971) 544 4000
Facsimile (971) 544 4100

Report of Independent Accountants

To the Shareholder of
Bidwell & Company

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Bidwell & Company (the "Company") at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 24, 2003

Bidwell & Company
Statement of Financial Condition
December 31, 2002

Assets	
Cash	$ 26,288
Deposits with clearing organizations and depositories	409,237
Receivable from brokers, dealers and clearing organizations (Note 3)	290,591
Receivable from customers	133,884,322
Securities borrowed	2,799,800
Securities owned, at market value (Note 4)	417,941
Fixed assets, net of accumulated depreciation (Note 5)	796,677
Other assets	844,542
Total assets	$ 139,469,398
Liabilities and shareholder's equity	
Liabilities:	
Drafts payable	$ 441,916
Payable to brokers, dealers and clearing organizations (Note 3)	1,295,055
Payable to customers	82,985,924
Payable to non-customers	12,308,503
Securities loaned	2,953,737
Accrued dividends payable	1,542,274
Accounts payable and accrued expenses	2,262,903
Total liabilities	103,790,312
Commitments and contingencies (Note 6)	
Shareholder's equity:	
Common shares - no par value; 500 shares authorized, 440 shares issued and outstanding	74,900
Retained earnings	35,604,186
Total shareholder's equity	35,679,086
Total liabilities and shareholder's equity	$ 139,469,398

The accompanying notes are an integral part of this financial statement.

1. Organization and Summary of Significant Accounting Policies

Bidwell & Company (the "Company") is an Oregon corporation registered as a broker-dealer with the Securities Exchange Commission ("SEC"), and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company provides discount brokerage services in securities on both an agency and principal basis to its customers. The Company is subject to the reserve requirements under SEC Rule 15c3-3, since it handles and carries customer securities and cash.

2. Summary of Significant Accounting Policies

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statement is as follows:

Cash

The Company has defined cash as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Securities transactions

Proprietary securities transactions are recorded on a trade date basis. Customers' and non-customers' securities transactions are reported on a settlement date basis. Customer securities transacted on a margin basis are collateralized by cash or securities. The Company monitors the market value of collateral held and the market value of securities receivable from others. It is the Company's policy to request and obtain additional collateral when appropriate. Non-customer securities transactions represent transactions executed for principals of the Company.

Securities valuation

Securities owned are recorded at market value which is generally based on quoted market prices.

Securities borrowed and securities loaned

Securities borrowed and securities loaned for cash collateral are included in the Statement of Financial Condition at the amount of the cash advanced in connection with the transaction. Securities borrowed transactions require the Company to deposit cash with the lender, while in a securities loaned transaction, the Company receives cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Fixed assets

Fixed assets represents equipment (which includes computer hardware, software, and other equipment) and furniture which are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives (five years) of the

respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

Drafts payable

Drafts payable represent amounts drawn by the Company against a bank.

Fair value of financial instruments

The Company's financial instruments (including securities owned, securities borrowed and loaned, and certain other receivables and payables) are reported in the Statement of Financial Condition at fair value, or at carrying amounts that approximate fair values since they are short-term or replaceable on demand.

Use of estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

3. Receivable From and Payable To Brokers, Dealers and Clearing Organizations

The components of receivable from and payable to brokers, dealers and clearing organizations at December 31, 2002 are as follows:

	Receivable	Payable
Fails to deliver/receive	$ 290,591	$ 148,430
Omnibus accounts	-	764,612
Clearing organizations	-	372,835
Other	-	9,178
	$ 290,591	$ 1,295,055

Omnibus accounts are collateralized by customer-owned securities with a market value of approximately $1,100,000.

4. Securities Owned

Securities owned consists of the following at December 31, 2002:

Equities	$ 348,765
Corporate debt	69,176
	$ 417,941

5. Fixed Assets

Fixed assets consists of the following at December 31, 2002:

Equipment	$ 1,862,169
Furniture	211,321
	2,073,490
Accumulated depreciation	(1,276,813)
Fixed assets, net	$ 796,677

6. Commitments and Contingencies

At December 31, 2002, the approximate market values of collateral received that can be sold or repledged by the Company were:

Sources of Collateral	Market Value
Customer securities available under rehypothecation agreements	$173,769,424
Securities received in securities borrowed	2,579,748

At December 31, 2002 the approximate market values of the portion of collateral received that were sold or repledged by the Company were:

Uses of Collateral	Market Value
Securities loaned out in securities loaned	$ 2,953,737
Collateral pledged to omnibus accounts	1,064,455
Collateral deposited at clearing organizations	3,640,076

The Company has an agreement with a related party for the lease of its principal office facilities. The terms of the lease provide for monthly payments on a month-to-month basis. The Company is also obligated under another lease, which expires in February 2003.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by this rule, which requires the maintenance of minimum net capital, as defined, of the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. At December 31, 2002, the Company had net capital of $34,259,290, which was $31,982,386 in excess of its required net capital of $2,276,904. The Company's percentage of net capital to aggregate debits was 30.09%..

8. Computation for Determination of Reserve Requirements

Under SEC Rule 15c3-3, the Company must segregate cash in a special bank account designated for the exclusive benefit of customers. The amount to be segregated is computed weekly and deposited in the special account by the second business day following the date of computation. The computation as of December 31, 2002 indicated that the Company was not required to have a deposit at that date.

9. Off-Balance-Sheet Risk

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to customers, which is collateralized by cash and securities in the customers' accounts. The Company also executes and clears customer transactions involving the sale of securities not yet purchased (short sales) and the writing of option contracts. The Company seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or to reduce positions, when necessary.

The Company records customer securities transactions on a settlement date basis. The Company is exposed to the risk of loss on unsettled transactions in the event customers or other counterparties are unable to fulfill their contractual obligations.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of its collateralized financing source. In the event the counterparty is unable to meet its contracted obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by establishing credit limits for such activities and monitoring compliance on a daily basis.

The Company borrows securities in order to effect delivery as a result of short sale transactions entered into by its customers. A securities borrowing transaction requires the Company to pledge cash to the lender in exchange for the securities borrowed. The Company's policy is to monitor the market value of securities borrowed on a daily basis and adjust the collateral as appropriate.

10. Profit-Sharing Plan

The Company has a contributory profit-sharing retirement plan covering all employees at least 18 years of age who have completed one hour of service. Company contributions to the plan are made at the discretion of the Board of Directors. The plan provides for discretionary contributions by the Company, as determined by management. Employees vest in the Company's discretionary contributions equally over a period of two years.

Supplementary Information

Bidwell & Company
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2002

Schedule I

Net capital	
Total shareholder's equity from Statement of Financial Condition	$ 35,679,086
Deductions and/or charges:	
Nonallowable assets:	
Fixed assets	796,677
Other assets	526,504
Other deductions	33,924
Total deductions and/or charges	1,357,105
Net capital before haircuts on securities positions	34,321,981
Haircuts on securities positions:	
Equities	52,315
Corporate obligations	10,376
Total haircuts on securities positions	62,691
Net capital	$ 34,259,290
Computation of alternate net capital requirement	
Minimum net capital requirement under alternate net capital requirement (greater of $250,000 or 2% of combined aggregate debit items)	$ 2,276,904
Excess net capital	$ 31,982,386
Percentage of net capital to aggregate debit items	30.09%

There are no differences between the above computation of Net Capital under Rule 15c3-1 and that filed with the Company's unaudited December 31, 2002 Focus Report, as amended.